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                              December 29, 2020

       Brian Wendling
       Chief Accounting Officer and Principal Financial Officer
       Qurate Retail, Inc.
       12300 Liberty Boulevard
       Englewood, California 80112

                                                        Re: Qurate Retail, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 8-K Filed
January 28, 2020
                                                            Form 8-K Filed
November 5, 2020
                                                            File No. 1-33982

       Dear Mr. Wendling:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Consolidated Statements of Operations, page II-32

   1.                                                   Reference is made to
the    Share of earnings (losses) of affiliates, net    line item. Please
                                                        tell us your
consideration of providing disclosure pursuant to Rule 4-08(g) of Regulation
                                                        S-X in the notes to
consolidated financial statements.
       Form 8-K Filed January 28, 2020

       Exhibit 99.1, page 1

   2. Reference is made to your disclosure of expected Adjusted OIBDA. In future filings, please provide a
reconciliation (by schedule or other clearly understandable method), which shall be
quantitative, to the extent available without unreasonable efforts of the
 Brian Wendling
Qurate Retail, Inc.
December 29, 2020
Page 2
         differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Form 8-K Filed November 5, 2020

Exhibit 99.1, page 1

3. Reference is made to your disclosure of the increase in Adjusted OIBDA in the first full paragraph which precedes the most directly comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i))(A) of Regulation S-K and Question
102.10 of the
         Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-
         GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 with any other questions.



FirstName LastNameBrian Wendling                             Sincerely,
Comapany NameQurate Retail, Inc.
                                                             Division of
Corporation Finance
December 29, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName